Exhibit 3.15

Exhibit A

FIRST AMENDMENT TO

BY-LAWS OF P. R. SOLO CUP, INC.

JUNE 20, 2005

1.	Section 11 of the By-laws shall be deleted in its entirety and replaced with the following new Section 11:

“11. The President, Secretary and Treasurer shall in each case hold office until the annual meeting of the Board of Directors next succeeding their election, and until their respective successors are chosen and qualified, provided, however, that the President, Secretary and Treasurer in each case may be removed from office at any time with or without cause by the Board of Directors, to take effect when their respective successors have been chosen and qualified.

Each officer other than the President, Secretary and Treasurer shall hold office during the pleasure of the Board or Directors, and may be removed from office at any time with or without cause by the Board of Directors. Any two or more offices may be held by the same person unless prohibited by law.”